May 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: David Lin, Esq.

Re: Delaying Amendment for Esir1, Inc. Registration Statement on Form S-1, File No. 333-190264 (the ”Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the ”Securities Act”), Esir1, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement relating to the registration for sale of up to 15,000,000 shares of Common Stock of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the ”Commission”) on July 31, 2013 pursuant to Rule 415 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Beverly Hills and the State of California, on the 20th day of July, 2013.

If you have any questions or comments, please do not hesitate to contact me at (323)-866-1803 or Joseph D. Nichols (625) 568-0411.

Esir1, Inc.

/s/ Martinez Risé Walden

By: Martinez Risé Walden

Title:  President